

September 13, 2010

Via U.S. Mail

Mr. David Jeffs
Wagensteigstrasse 10
79274 Sankt Märgen
Germany

> **Re: Live Current Media Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on September 8, 2010 by David Jeffs et al.**
> **File No. 000-29929**

Dear Mr. Jeffs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Your proxy statement proposes to elect seven directors to the board, whereas the company's preliminary proxy statement proposes to fill only five seats on the board. We also note your disclosure in the penultimate paragraph of the section entitled "Reasons for Mr. Jeffs's Solicitation," in which you propose to elect seven directors and then reduce the size of the board to an unspecified number of directors. Please advise, and modify your disclosure as appropriate to address the mechanics of voting under these circumstances.

Reasons for Mr. Jeff's Solicitation

2.   Please disclose the participants' concerns regarding the overall composition of the board of directors.

3.   Please provide us supplementally with support for the statements that the company was named one of the top 20 fastest-growing companies in Canada in 2006 and 2007 and one of the top 100 fastest-growing companies in 2008.

4.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis. Please provide support for the following:

- from 2007 to 2009, Mr. Hampson devoted substantial amounts of time traveling for and working to build up CoreLink;
- from 2007 to 2009, CoreLink established data centers in Arizona, Nevada, Washington and Chicago;
- the company's acquisition in March 2008 was disastrous;
- the acquisition was written off the company's books by the end of 2009; and
- from July 2002 through September 2007, revenues at the company increased more than 2000% and market capitalization rose by more than 1000%.

5.   We note your statement that the company's common stock is currently trading at approximately 10¢ per share. Please disclose the range of prices at which the common stock was trading at the time Mr. Jeffs stepped down as chief executive officer of the company.

6.   Avoid issuing statements in your proxy statement that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally with the factual foundation for such assertions. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally with the factual foundation for the disclosure that Mr. Jeffs believes the company needs a whole new board that will exercise "good, independent judgment" to guide the company.

7.   Please provide a background discussion of the contacts you have had with the company during the time period leading up to the current solicitation. You should describe in sufficient detail the specifics of any discussions between the parties.

8.   Please explain in further detail what specific actions your nominees will advocate if elected to the board of directors. For example, please disclose if the nominees will investigate a sale of the company or a change in its business strategy or future operations. Please be as specific as possible.

Election of Directors

9.   We note that the participants reserve the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

10.   You state that you may employ a variety methods to solicit proxies. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Incorporation by Reference

11.   You refer security holders to information that you are required to provide that will be contained in CPI's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate. Alternatively, if you disseminate your proxy statement before distribution of the Company's proxy statement, you must provide the omitted information to security holders in your own proxy statement. Please confirm your understanding in your response letter.

Form of Proxy

12.   Please clearly mark the form of proxy as a "Preliminary Copy." See Rule 14a-6(e)(1) of Regulation 14A.

13.   Proposal 1 states that a shareholder can exclude particular nominees by checking the "for all" box and writing the name of the nominee that the shareholder does not support "on the line below." However, a line does not appear directly under this proposal. Please advise, or revise your form of proxy.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Daniel F. Duchovny, Special Counsel, at (202) 551-3619.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc: Via facsimile: (845) 255-1814
       D. Roger Glenn, Esq.
       Glenn & Glenn, L.L.P.